COMMENTS RECEIVED ON DECEMBER 7, 2016

FROM EDWARD BARTZ

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File No. 811-21667)

Fidelity Specialized High Income Central Fund

Fidelity High Income Central Fund 2

AMENDMENT NO. 42

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC (File No. 811-22083)

Fidelity Mortgage Backed Securities Central Fund

AMENDMENT NO. 27

Fidelity Specialized High Income Central Fund and Fidelity High Income Central Fund 2

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

C:

The Staff requests that we disclose the maturity policy for the funds’ debt securities.

R:

The funds do not have a principal investment strategy of investing in securities of companies with a particular maturity. Accordingly, we have not modified disclosure.

Fidelity Specialized High Income Central Fund and Fidelity High Income Central Fund 2

“Investment Details” (Part A of the Registration Statement)

“Principle Investment Strategies”

“The Adviser may invest the fund's assets in securities of foreign issuers in addition to securities of domestic issuers.”

C:

The Staff questions whether the funds will invest in emerging markets securities and, if so, asks that we provide appropriate strategy and risk disclosure.

R:

Although a fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the fund. As a result, the funds believe that their current strategy and risk disclosure are appropriate.

Fidelity Specialized High Income Central Fund and Fidelity High Income Central Fund 2

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

Fidelity Specialized High Income Central Fund:

“In addition to the principal investment strategies discussed above, the Adviser may use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the fund's exposure to changing security prices, interest rates, or other factors that affect security values. The Adviser may invest the fund's assets in debt securities by investing in other funds.”

Fidelity High Income Central Fund 2:

“In addition to the principal investment strategies discussed above, the Adviser may use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease the fund's exposure to changing security prices, interest rates, or other factors that affect security values. The Adviser may invest the fund's assets in debt securities by investing in other funds.”

C:

The Staff requests we clarify if these are additional principal investment strategies or if they are non-principal investment strategies.

R:

These are non-principal investment strategies that may be employed in addition to a fund’s principal investment strategies, as disclosed in the prospectus.

Fidelity Specialized High Income Central Fund and Fidelity High Income Central Fund 2

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Risks”

“Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value. The value of securities of smaller, less well-known issuers can be more volatile than that of larger issuers. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) and certain types of other securities tend to be particularly sensitive to these changes.

Lower-quality debt securities and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities often fluctuates in response to company, political, or economic developments and can decline significantly over short as well as long periods of time or during periods of general or regional economic difficulty. Lower-quality debt securities can be thinly traded or have restrictions on resale, making them difficult to sell at an acceptable price, and often are considered to be speculative. The default rate for lower-quality debt securities is likely to be higher during economic recessions or periods of high interest rates.”

C:

The Staff requests a separate risk for lower-quality debt securities.

R:

We believe that the risks associated with investing in lower-quality debt securities are described in “Issuer-Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

Fidelity High Income Central Fund 2

“Investment Details” (Part A of the Registration Statement)

“Principle Investment Strategies”

C:

The Staff requests that we disclose the market capitalization policy for the fund’s stocks.

R:

The fund does not have a principal investment policy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

Fidelity Mortgage Backed Securities Central Fund

“Fund Summary” (Part A of the Registration Statement)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the fund.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

Fidelity Mortgage Backed Securities Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“The Adviser normally invests at least 80% of the fund's assets in investment-grade mortgage-related securities issued by the U.S. Government or its instrumentalities and repurchase agreements for those securities. Certain issuers of U.S. Government securities are sponsored or chartered by Congress but their securities are neither issued nor guaranteed by the U.S. Treasury.”

C:

The Staff believes that the disclosure should read “mortgage-backed” instead of “mortgage-related”
due to the Name Test Rule.

R:

We believe that the fund’s name and 80% policy are consistent with Rule 35d-1 and have not revised the disclosure.

Fidelity Mortgage Backed Securities Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principle Investment Strategies”

C:

The Staff requests that we explain whether derivatives will be included in the calculation of the fund’s compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm to us that the notional value of the fund’s derivatives will not be included toward the 80% policy.

R:

Although we understand that in appropriate circumstances derivatives may qualify for the fund’s name test, we confirm that at this time the fund is not expected to count derivatives toward its 80% policy and that the notional value of the fund’s derivatives would not be included toward the 80% policy.

Fidelity Mortgage Backed Securities Central Fund

“Investment Policies and Limitations” (Part B of the Registration Statement)

C:

The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

R:

We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

Fidelity Mortgage Backed Securities Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Risks”

“Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value. Entities providing credit support or a maturity-shortening structure also can be affected by these types of changes, and if the structure of a security fails to function as intended, the security could decline in value. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) tend to be particularly sensitive to these changes.”

C:

The Staff requests that a corresponding lower-quality debt strategy be added to “Principal Investment Strategies.”

R:

The fund does not have a principal investment strategy to invest in lower-quality debt securities. We have included a reference to lower-quality debt securities under “Issuer-Specific Changes” to the extent that the fund may have exposure to lower-quality debt securities given that these types of securities have heightened sensitivity to issuer-specific changes. Accordingly, we have not modified disclosure.